SEC 1344 (2-2002) Previous versions obsolete	Persons who potentially are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OMB APPROVAL

OMB Number:	3235-0058
Expires:	January 31, 2005
Estimated average burden hours per response	2.50

SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

Commission File Number 1-6651

NOTIFICATION OF LATE FILING

(Check One):
☐ Form 10-K	☐ Form 11-K	☐ Form N-SAR

☐ Form 20-F	☐ Form 10-Q

For Period Ended:

☒ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q

☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR

☐ Transition Report on Form 11-K

For the Transition Period Ended	September 30, 2002

      Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Hillenbrand Industries, Inc.

Full Name of Registrant

Former Name if Applicable

700 State Route 46 East

Address of Principal Executive Office (Street and Number)

Batesville, Indiana 47006-8835

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Hillenbrand Industries, Inc. (the “Company”), as previously announced, expects to record in its results of operations for its fiscal fourth quarter of 2002 a charge relating to the jury verdict against the Company in its antitrust litigation with Kinetic Concepts, Inc. On September 27, 2002, the jury in this litigation matter awarded the plaintiffs $173.6 million in damages, subject to trebling, the addition of attorneys’ fees and potential injunctive relief if the jury award is upheld by the court. The court has not entered a final ruling and judgment in the matter and is not expected to do so prior to early February 2003. Because the Company and the plaintiffs are currently involved in settlement discussions concerning this litigation matter, the Company is not able to determine the appropriate amount of the charge at this time. Accordingly, the Company was not in a position to file its Transition Report on Form 10-K for the transition period ended September 30, 2002 on or before the prescribed due date of December 30, 2002. The Company believes that it will be better able to make its determination regarding the appropriate amount of this charge in early January 2003 and will file the Transition Report on Form 10-K on or before the fifteenth day following the prescribed due date for the Form 10-K. There can be no assurance, however, that the litigation matter with Kinetic Concepts, Inc. will be settled prior to the filing of the Transition Report on Form 10-K or thereafter. The Company expects that, aside from the effects of this litigation matter, the fourth quarter results of operations that will be reflected in the Form 10-K when filed will not differ from the expected fourth quarter results of operations previously announced by the Company in a release on November 21, 2002.

(Attach Extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Patrick D. de Maynadier
Vice President, General Counsel and Secretary	(812)	931-2304

(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒   Yes ☐   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒   Yes ☐   No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As described above, the Company expects to record a charge in the fiscal fourth quarter of 2002 relating to the Kinetic Concepts, Inc. litigation matter. Please see the discussion above under Part III.

Hillenbrand Industries, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	December 30, 2002	By:	/s/ Scott K. Sorensen

Vice President and Chief

Financial Officer

Hillenbrand Industries, Inc.

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (§ 232.201 or § 232.202 of this Chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (§ 232.13(b) of this Chapter).